Exhibit 99

[Letterhead of Netherland, Sewell & Associates, Inc.]

January 19, 2006

Kerr-McGee Oil & Gas Corporation
16666 Northchase Drive
Houston, Texas 77060

Ladies and Gentlemen:

In accordance with your request, we have completed a review of the procedures and methods used by Kerr-McGee Oil & Gas Corporation (Kerr-McGee) in preparing its estimates of proved reserves and future revenue, as of December 31, 2005, in certain oil and gas properties located in the United States and China. These reserve and future revenue estimates were prepared by Kerr-McGee’s internal technical staff. In addition, modifications to Kerr-McGee’s reserve manual were reviewed to ensure that it confirms to Securities and Exchange Commission (SEC) regulations and guidelines.

The opinions expressed herein are based on our involvement as a participant in reviews of certain oil and gas properties and our exposure to Kerr-McGee’s reserve estimating process. In total, 27 field reserve review meetings were conducted in Kerr-McGee’s offices in Houston and Dallas, Texas; Denver, Colorado; and Beijing, China. The review meetings took place from April through November of 2005, with final follow-up responses completed in December 2005. The initial meetings generally ranged in duration from three to eight hours for each field with follow-up questions, comments, and replies conducted throughout the last half of 2005. It is our understanding that the properties reviewed represented a total of 738.3 million barrels-of-oil equivalent or approximately 76.3 percent of the total proved reserves of Kerr-McGee as of December 31, 2005.

The goals of the reviews were to verify that Kerr-McGee’s reserve estimates were prepared in accordance with the guidelines and definitions of the SEC using generally accepted petroleum engineering and evaluation principles and to determine, for the properties reviewed, the reasonableness of Kerr-McGee’s methods, procedures, and estimates. The reviews focused on reserve determination methodologies, procedures, and the data used in preparing the estimates.

For our reviews, we met with Kerr-McGee’s personnel and reviewed the geologic and engineering procedures and methodologies used as well as the resulting reserve estimates prepared by Kerr-McGee. Presented to us were future development plans and the basis for reserves and oil and gas projections. The information and data presented may have included, but were not necessarily limited to, geological and geophysical interpretations; structure, isopach, and amplitude maps; 3-D seismic data on paper; datum pressure and temperature; formation test results; fluid gradient analysis; well log curves; petrophysical zone summaries and calculation methodology; fluid property analysis; results of reservoir simulation and material balance modeling; well and field performance data; reserve analogies; statistical reserve analysis; future development plans; operating expenses; and reserves and flowstreams.

Although we have not completed independent reserve estimates, it is our judgment that the reviews were sufficient to determine that the general methods and procedures used by Kerr-McGee in the reserve estimation process are reasonable. In our opinion, the estimates for those properties reviewed have been prepared in accordance with SEC guidelines and definitions using generally accepted petroleum engineering and evaluation principles.

It should be understood that this was a review of procedures, methods, and certain internal estimates only and does not constitute a complete review, study, or audit of Kerr-McGee’s estimated proved reserves and future revenue. We did not consider Kerr-McGee’s probable or possible reserve estimates in the review process but may have seen these estimates on certain properties as related to overall reserve distributions. We did not independently verify the accuracy and completeness of information and data furnished by Kerr-McGee with respect to ownership interest, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention which brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. Our review did not include a review of Kerr-McGee’s overall reserves management processes and practices. In the course of our review, we did not perform any field inspection of the properties, nor did we examine the mechanical operations or condition of the wells and their related facilities. We have not investigated possible environmental liability related to the properties.

As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geologic data. Our assessment represents only informed professional judgment related to the procedures and methods used by Kerr-McGee in preparing its estimates of proved reserves and future revenue.

Netherland, Sewell & Associates, Inc. is a firm of professionals dedicated to providing superior consulting service to the international petroleum industry. Our company has provided due diligence, technical support, and economic evaluations for private and government companies and financial institutions throughout the world. We are independent petroleum engineers, geologists, geophysicist, and petrophysicists with respect to Kerr-McGee Oil & Gas Corporation as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers. We do not own an interest in these properties and are not employed on a contingent basis.

Very truly yours,

NETHERLAND, SEWELL & ASSOCIATES, INC.

By: /s/ C. H. (Scott) Rees III
C. H. (Scott) Rees III, P.E.
President and Chief Operating Officer

By: /s/ David B. Cox	By: /s/ Patrick L. Higgs
David B. Cox, P.E.	Patrick L. Higgs, P.G.
Senior Vice President	Vice President

Date Signed: January 19, 2006	Date Signed: January 19, 2006

DBC:SAT